Exhibit 23.3

Consent of Independent Public Accounting Firm

Innovative Industrial Properties, Inc.

San Diego, California

We hereby consent to the use in the December 31, 2017 annual report on Form 10-K (the "Annual Report") of Innovative Industrial Properties, Inc. (the "Company") and the incorporation by reference in the Company's registration statements on Form S-3 (No. 333-221881) and S-8 (No. 333-214919) of our report dated March 29, 2018, relating to the financial statements of Holistic Industries LLC, which comprise the balance sheets as of December 31, 2017 and December 31, 2016 and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements and which are contained in that Annual Report.

/s/ Grossberg Company LLC

Bethesda, MD

March 29, 2018